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Exhibit 1

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE QUADRUPLES ANNUAL CASH DIVIDEND;
PROVIDES 2007 PRODUCTION AND COST GUIDANCE

Toronto (December 14, 2006) — Agnico-Eagle Mines Limited is pleased to announce today that its Board has approved the payment of a dividend of $0.12 per common share, quadruple the previous annual rate. Agnico-Eagle has now declared a dividend to its shareholders for 27 consecutive years. The dividend will be paid on January 29, 2007 to shareholders of record as of January 15, 2007.

Agnico-Eagle remains fully financed for its gold growth program, which is expected to see the startup of five new gold projects, beginning in 2008.

"Although we have embarked on a large capital investment program to grow our business, our financial position has never been stronger," said Sean Boyd, Vice Chairman and Chief Executive Officer. "We continue to generate very strong cash flows, which has put us in a position to increase our long-standing dividend. It is our goal to increase our dividend as our business grows" added Mr. Boyd.

The Company today also announced its production guidance for 2007. Gold production is expected to total approximately 240,000 ounces in 2007, essentially unchanged from LaRonde's annual gold output in each of the past two years.

Minesite costs per tonne are expected to rise slightly to approximately C$63 per tonne, from C$61 per tonne in 2006, due in part to industry wide cost pressures for inputs such as fuel, mill reagents, steel, and cement. However, this is generally a lower rate of increase than is being realized in the gold mining industry as a whole. This reflects the success that the employees at LaRonde have had in controlling costs via economies of scale, efficiency and optimization efforts, and stable energy costs in Quebec. Byproduct production is also expected to be at similar levels to recent years, as presented in the accompanying table.

The Company is targeting total cash costs of minus $80 per ounce, based on conservative byproduct metals price assumptions, a level which would again rank Agnico-Eagle among the lowest cost producers in the gold industry. Based on current byproduct prices, the estimated total cash costs in 2007 would be significantly lower, as demonstrated in 2006. See "Note to Investors Regarding the Use of Non-GAAP Financial Measures" below, with respect to minesite costs per tonne and total cash costs per ounce.

A summary of the estimated metal production and associated costs, together with the material assumptions used in the Company's estimates for 2007 is set out below:

Ore processed (000's tonnes)	2,600
Grades:
Gold (grams/tonne)	3.12
Silver (grams/tonne)	74.17
Zinc (%)	3.79
Copper (%)	0.41
Payable metal production:
Gold (ozs.)	240,000
Silver (000's ozs.)	4,700
Zinc (tonnes)	76,000
Copper (tonnes)	8,700
Minesite operating costs (C$/tonne)	63
Total cash costs ($/oz.)	(80)
Byproduct and currency assumptions:
Silver ($/oz.)	9.00
Zinc ($/tonne)	2,300
Copper ($/tonne)	4,500
C$/US$	1.15

The estimated sensitivity of LaRonde's 2007 total cash costs per ounce to a 10% change in the metal prices and exchange rates assumptions above, follows:

Impact on total cash costs ($/oz.)
C$/US$	65
Zinc	45
Silver	20
Copper	15

A summary of the Company's projected exploration and capital expenditures in 2007, follows:

Project Expenditures ($000's)	Capitalized	Expensed
LaRonde I sustaining	$27,500
LaRonde II	64,000
Lapa	37,500
Goldex	91,000
Kittila	96,000
Pinos Altos	20,000	5,500
Grassroots exploration		13,000
Corporate development		4,500

	$336,000	$23,000

The capital expenditure budget for 2007 includes approximately $30 million that was expected to be spent at Goldex in 2006 and is now deferred into 2007. Also, approximately $30 million that was expected to be spent at Kittila in 2008 has been accelerated to 2007. Neither of these re-allocations are expected to affect the overall schedule or the total cost of the projects.

Shareholders Can Reinvest Dividends in Shares at a Discount

Under the Company's Dividend Reinvestment Plan, shareholders will have the opportunity to reinvest their dividends, commission-free, in shares of Agnico-Eagle, at 95% of the Average Market Price. Individual shareholders can also make optional cash payments of up to $20,000 to purchase additional shares, commission-free, at the same price. Shareholders can obtain details of the Plan from the Company or via the internet by copying the following link into a browser.

http://www.agnico-eagle.com/Theme/Agnico/files/pdf/DividendReinvestmentPlan.pdf

Management Strengthened to Achieve Growth Objectives

The Board of Directors is pleased to announce several new promotions among its senior management team: Mr. Donald Allan, Senior Vice President, Corporate Development (previously Vice President, Corporate Development); Mr. Alain Blackburn, Senior Vice President, Exploration (previously Vice President, Exploration); Mr. David Garofalo, Senior Vice President, Finance and Chief Financial Officer (previously Vice President, Finance and Chief Financial Officer); and Mr. Greg Laing, General Counsel, Senior Vice President, Legal and Corporate Secretary (previously General Counsel Vice President, Legal and Corporate Secretary).

In addition, Mr. David Smith has been appointed Vice President, Investor Relations (previously Director, Investor Relations). Mr. Claudio Mancuso has been appointed Treasurer (previously Controller), and Mr. Picklu Datta has been appointed Controller (previously Manager, Internal Audit). All three of these positions will report to Mr. Garofalo.

"These promotions reflect the contributions made by all of these individuals to the success of Agnico-Eagle and they help position the Company for further success as we build new gold mines, expand our gold output and increase our gold reserves." said Sean Boyd, Vice-Chairman and Chief Executive Officer.

All of these promotions are effective December 31, 2006.

Agnico-Eagle Renews Shelf Prospectus

The Company is required to maintain a shelf registration of the common shares issuable on the exercise of warrants issued in the United States under its November 2002 warrant indenture. The Company is in the process of renewing its short form base shelf prospectus with the securities commissions in each of the provinces of Canada and shelf registration statement with the United States Securities and Exchange Commission. Under this prospectus, Agnico-Eagle may from time to time offer by way of shelf prospectus supplement debt securities, common shares or warrants to purchase debt securities or common shares in the aggregate amount of up to $500,000,000. The Company intends to file shortly a prospectus supplement with respect to the exercise of outstanding warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19 per common share at any time prior to November 14, 2007. The warrants trade in U.S. dollars on both the Toronto Stock Exchange, under the symbol AGE.WT.U, and on the Nasdaq Global Market, under the symbol AEMLW. Agnico-Eagle has no present intention to offer securities under the shelf prospectus other than common shares issuable upon the exercise of the warrants in the United States.

Forward-Looking Statements

The information in this press release has been prepared as at December 14, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: the Company's 2007 production guidance, including estimated ore grades, metal production, minesite costs per tonne, cash costs per ounce and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the expected growth of the Company's business; the Company's goal to increase dividends as its business grows, and other statements and information regarding anticipated trends with respect to the Company's operations and exploration. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 27 consecutive years.

Note Regarding Certain Measures of Performance

This press release presents estimates of "total cash costs per ounce" and "minesite cost per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States. The estimates presented herein are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold during 2006 and 2007 and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future "total cash cost per ounce" and "minesite cost per tonne" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.

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(All amounts expressed in U.S. dollars unless otherwise noted)
AGNICO-EAGLE QUADRUPLES ANNUAL CASH DIVIDEND; PROVIDES 2007 PRODUCTION AND COST GUIDANCE